

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 2, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 3.750% Notes due 2030, fully and unconditionally guaranteed by AngloGold Ashanti Limited, of AngloGold Ashanti Holdings plc, under the Exchange Act of 1934.

Sincerely,